August 29, 2011

Pamela Long
Assistant Director
Chambre Malone
Staff Attorney
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:         Tiger Oil and Energy, Inc.
Form 8-K/A
Filed May 4, 2011
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 15, 2011
File No. 000-53241

Dear Ms Malone;

Please find below our comment responses to your comment letter of June 17, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

20.          Please amend your Form 10-K to make conforming changes pursuant to our comments on your Form 8-K/A disclosure.

Amended to conform to the 8-K/A.

Forward Looking Statements

21.          Please be advised that the safe harbor for forward-looking statements does not apply to penny stock issuers.  Since you appear to be a penny stock issuer, in future filings please deleted the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and the implication that you are eligible to rely upon the safe harbor these laws provide.   See Section 27A(b)(1)(C) of the Securities Act and Section 21(b)(1)(C)of the Exchange Act.

Reference to the safe harbor provisions deleted.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

22.          In future filings, please revise your disclosure to include a discussion of management’s outlook regarding the business.

Additional disclosure added.

Liquidity and Capital Resources

23.          In future filings, please revise your disclosure to identify any known trends or demands, commitments, events or uncertainties that will result in or that are likely to result in your liquidity increasing or decreasing in any material way.   See Item 303(a)(1) of Regulation S-K.

Additional disclosure added.

24.          In future filings, please provide the disclosure required by Item 303(a)(2) of Regulation S-K.

Additional disclosure added.

Item 9A(T) Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting

25.          We note your disclosure in the third and fourth paragraphs of this section.  Please tell us and, in future filings disclose the following:

●	the specific steps that the company has taken, if any, to remediate the material weaknesses; and

●	when the material weakness was identified, by whom it was identified and when the material weakness first began.

Additional disclosure added.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

26.          We note your disclosure that you enter into arrangements for the provision of services with one or more of your directors.   To the extent that any of these arrangements meets the requirements of 404(d) of Regulation S-K, you are required to separately disclose the transaction.  Please comply with this disclosure requirement in future filings.

Additional Disclosure added.

Item 15.  Exhibits, Financial Statement Schedules

27.          Please file the Exchange Agreement, all documents governing the transaction and any other material contracts as exhibits to your Form 10-K.  See Item 601(b)(2) and Item 601(b)(10) of Regulation S-K.

Filed as Exhibits.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2010

General

31.          Please revise your document to include, near the front of your document, all the reserve information specified in paragraph (a)(2) of Item 1202 of Regulation S-K in tabular format including proved developed and proved undeveloped reserves.  Disclose product type separately such as oil and natural gas as directed by paragraph (4) of the same Item.

Revised.

32.          Provide a general discussion of the technologies used to establish the appropriate level  of certainty for reserve estimates from material properties included in the total reserves disclosed.  Please see paragraph (6) of Item 1202 of Regulation S-K.

Additional disclosure added.

33.          Please disclose and describe the internal controls you use in your reserves estimation effort.  In addition, disclose the qualifications of the technical person  primarily responsible for overseeing the preparation of the reserve estimate and because you represented that a third party conducted a reserve determination, disclose the qualifications of the internal technical person primarily responsible for overseeing the reserve determination.  Please see paragraph (7) of Item 1202 of Regulation S-K.

Additional disclosure added.

34.          Please file a report by the third party as an exhibit to the 10-K as required by paragraph (8) of Item 1202 of Regulation S-K.  The report must include the following disclosure:

●	the purpose for which the report was prepared and for whom it was prepared;

●	the effective date of the report and the date on which the report was completed;

●	the proportion of your total reserves covered by the report and the geographic area in which the covered reserves are located;

●
the assumptions, data, methods, and procedures used, including the percentage of your total reserves reviewed in connection with the preparation of the report, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report;

●	a discussion of primary economic assumptions;

●	a discussion of the possible effects of regulation on your ability to recover the estimated reserves;

●	a discussion regarding the inherent uncertainties of reserve estimates;

●	a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report;

●	a brief summary of the third party’s conclusions with respect to the reserves estimates; and

●	the signature of the third party.

Report filed.

35.          Please comply with Item 1203 of Regulation S-K regarding the proved undeveloped reserves.   Specifically please provide:

●	total quantity of proved undeveloped reserves at year end;

●	material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves;

●	discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures; and

●	explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

Additional disclosure added.

36.          Please comply with Item 1205 of Regulation S-K regarding your drilling and other exploratory and development activities.   Specifically for each of the last three fiscal years,

●	the number of net productive and dry exploratory wells drilled; and

●	the number of net productive and dry development wells drilled.

Additional disclosure added.

37.          Please comply with Item 1206 of Regulation S-K regarding the present activities as of December 31, 2010.  Specifically, please provide the following:

●
disclose, by geographical area, the registrant’s present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), waterfloods in the process of being installed, pressure maintenance operations, and any other related activities of material importance;

●	provide the description of present activities as of a date at the end of the most recent fiscal year or as close to that date that the registrant files the document as reasonably possible;

●	include only those wells in the process of being drilled at the “as of” date and express them in terms of both gross and net wells;

●	do not include wells that the registrant plans to drill, but has not commenced drilling unless there are factors that make such information material.

Additional disclosure added.

38.          If you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements, please comply with paragraphs (a through d) of Item 1207 regarding delivery commitments.

Additional disclosure added.

39.          Please also comply with paragraphs (a through c) of Item 1208 of Regulation S-K regarding your oil and gas properties, wells, operations and acreage.

Additional disclosure added.

Supplemental Information on Oil and Gas, page 19

40.           You disclosed that you purchased 1.1 billion barrels of proved developed non-producing oil reserves.   Please tell us the basis for that estimate, the person that provided it and their qualifications.   Please tell us the location of the reserves and the reason they are non-producing.

Additional disclosure added.

41.           You state that in 2009 and 2010 you had reserve studies and estimates prepared on your various properties.   Please provide us with copies of those reports.

Additional disclosure added.

42.           Please note that in the oil industry, the designation of MBbls means a thousand barrels.  You have disclosed 1,138,168 Mbbls or 1.1 billion barrels of proved reserves.  Please tell us if that was your intent.

Revised.

Very truly yours,

Ken Liebscher, President
Tiger Oil and Energy, Inc.